

Mail Stop 4631

November 17, 2009

Via U.S. mail and facsimile

Mr. Stephen W. Duffy, Esq.
General Counsel
Polymer Holdings LLC
15710 John F. Kennedy Blvd., Suite 300
Houston, TX 77032

      RE: Polymer Holdings LLC
             Form S-1/A filed November 3, 2009
             File No. 333-162248

Dear Mr. Duffy:

    We have reviewed your filing and have the following comments.

General

1. Disclosure associated with the asterisk on the facing page indicates that "prior to the date of the effectiveness . . . Polymer Holdings LLC will be converted into" a Delaware corporation yet elsewhere, such as on pages 8, 10, 34 and 65, you disclose that prior to the close of the offering, you will convert into a Delaware corporation. Please clarify your disclosure as appropriate.

2. Refer to comment 1 of our letter dated October 28, 2009. We note that the common shares of Kraton Performance Polymers, Inc. will be issued immediately prior to the completion of the offering and that you are registering the resale of a portion of these shares for the fulfillment of the over-allotment option. Please provide us with an analysis as to whether the offer and sale of the shares in the formation transaction is "complete" for purposes of establishing the availability of Rule 152 to separate the issuance and resale as separate transactions. You may wish to address the presence of any contractual agreements that establish that the recipients of Kraton shares have made final, binding and unconditional commitments to receive the shares of common stock they will receive in the reorganization to corporate form.

Executive Compensation, page 91

Compensation Discussion and Analysis, page 91

Components of Direct Compensation, page 92

Base Salary, page 92

3. We note your responses to comments 31 and 32 in our letter dated October 28, 2009, and reissue them in part. Please revise your discussion of base salaries to address the following:

   - Your disclosure on page 92 indicates that your decision to increase the base salaries of Messrs. Fogarty and Bradley involved consideration of their past performance at the company. As previously requested, please describe the elements of individual performance that you considered when evaluating whether and to what extent you would increase these named executive officers' base salaries.

   - Please describe in further detail your compensation comparisons. For example, explain whether you specifically benchmark salaries to those earned by others in or outside of your company.

Annual Bonus: Incentive Compensation Plan, page 93

4. We note your response to comment 33 in our letter dated October 28, 2009. Please revise your discussion of your incentive compensation plan to address the following:

   - Explain why figures found in the non-equity incentive plan compensation column reflect amounts greater than those that appear to have been paid pursuant to your 2008 Incentive Compensation Plan as described on page 93.

   - Discuss the key contributions and weaknesses that the compensation committee considered, and the relative weight given to each, when determining the "individual performance factor." To the extent individual considerations vary between named executive officers, discuss contributions and weaknesses separately.

   - State when your EBITDA performance targets are determined.

   - In an appropriate location, please provide tabular disclosure reflecting the actual salary, target bonus, Kraton performance factor, and individual

> performance factor amounts that collectively determined the bonus amounts paid to each of your named executive officers under your incentive compensation plan.

Special Bonus, page 94

5. We note your responses to comments 34 and 35 in our letter dated October 28, 2009. Please briefly describe the "corporate transactions and other projects [that were] being considered [by you]," which motivated your compensation committee to pay out special bonuses, to shorten vesting periods, and to grant option awards, as indicated on pages 94, 95, and 96, respectively.

Options, page 94

6. We note your response to comment 37 in our letter dated October 28, 2009, and reissue this comment in part. Please explain how the compensation committee and TJ Chemical determined the actual stock and option amounts award to each named executive officer. In addition, please clarify what influence your named executive officers' existing holdings had on the actual equity amounts awarded by your compensation committee.

Director Compensation During Fiscal Year 2008, page 119

7. We note your response to comment 45 in our letter dated October 28, 2009, and your disclosure indicating that "[a]nnual fees paid to [y]our…directors are the result of individually negotiated arrangements." Please further elaborate on your reasons for agreeing to compensate Mr. Smith at a significantly higher rate than paid to your other directors, including an annual director fee equal to four times the amount paid to the next highest compensated director. See Item 402(k) of Regulation S-K.

Underwriting, page 127

8. We note your response to comment 52 in our letter dated October 28, 2009. Please include in your prospectus the information contained in the last sentence of your response.

Item 16. Exhibits and Financial Statement Schedules, page II-1

9. Please file or incorporate by reference the following:

    - The operating agreement of the registrant, Polymer Holdings LLC.

    - The amendment to your senior secured credit agreement dated October 20, 2009, which you discuss on page 129.

10. You indicate that Exhibits 3.1 and 3.2 will comprise the certificate of incorporation and bylaws of "Polymer Holdings, Inc." Please clarify the reference to this entity. We are not able to decipher how this entity fits within the transactions contemplated and disclosed in your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: William F. Gorin, Esq. (via facsimile)
       Cleary Gottlieb Steen & Hamilton LLP